UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 16, 2014, entitled " Statoil’s share saving plan allocates shares ".

Statoil’s share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 April 2014 for use in the group's share saving plan have on 16 April 2014 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,099,084 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 162.

Name	Allocated shares	New share holding
Adams, Robert	341	10,425
Bacher, Lars Christian	361	19,590
Bjørn, Benedikte Bettina	52	1,285
Di Valerio, Ingrid Elisabeth	93	2,055
Dodson, Timothy	312	21,066
Gjærum, Reidar	236	19,953
Hilland, Jannicke	169	9,658
Hovden, Magne Andre	216	7,738
Klouman, Hans Henrik	342	16,781
Knight, John Nicholas	581	60,317
Kvelvane, Ørjan	139	2,204
Lund, Helge	250	61,843
Nafstad, Hilde Merete	159	5,445
Reitan, Torgrim	287	21,281
Skeie, Svein	281	16,586
Sætre, Eldar	250	26,210
Øvrum, Margareth	427	33,958

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 16, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer